Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drilling Extends High Grade Silver-Gold Mineralization in
Three New Zones at Guanajuato Mines Project in Guanajuato State, Mexico

Vancouver, Canada – December 2, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: AMEX) announces that exploration drilling near its Bolanitos mines at the Guanajuato Mines project in Guanajuato State, Mexico has extended high grade silver-gold mineralization within three recently discovered vein zones, Bolanitos, Santa Maria and Lucero.

Endeavour acquired the Guanajuato Mines project in May, 2007 and commenced systematic drilling of the numerous veins on the property late last year in order to boost the silver-gold resources and increase mine production to the Bolañitos plant.  Endeavour is currently producing about 400 tonnes per day of ore from both the Cebada mines in the eastern part of the Guanajuato mines project, and from the Bolanitos mines in the western part of the Guanajuato mines project.

The Bolanitos vein mineralization has now been extended an additional 250 meters along strike to the south, and the Santa Maria vein mineralization has been traced some 200 m long below the old mine workings.  In addition, the San Jose FW (now called Lucero) vein is a new discovery that has been traced for 100 m thus far.  All three zones appear to be wide open along strike and down dip.

Drilling highlights include many intervals with economic potential, including 166 grams per tonne silver and 5.54 gpt gold over 6.00 m (17.0 oz per ton silver equivalent over 19.7 feet), including 239 gpt silver and 11.45 gpt gold over 1.90 m (32.0 opt silver equivalent over 6.6 ft), in drill hole BSV-3, and 1015 gpt silver and 1.60 gpt gold over 0.9 m (33.1 opt silver equivalent over 3.0 ft) in hole BUV-9.

Bradford Cooke, Chairman and CEO, stated, “We are encouraged by the ongoing success of our exploration team at Guanajuato.  In less than one year of drilling, they have discovered multiple new zones of high grade silver-gold mineralization.  At Cebada, the “3785” discovery was the first new find identified this year and it is now being developed for mining next year.  At Bolanitos, the recent Bolanitos, Santa Maria and Lucero discoveries are all open for expansion and Lucero is already being developed for mining this year.  These veins extend for several kilometres on Endeavour’s properties and the potential for making additional high grade silver-gold discoveries appears to be very good.”

To view Endeavour Silver’s Management Profile, please click here.

High grade silver-gold mineralization has been intersected in fifteen drill holes on three separate veins to the south of Endeavour’s operating Bolanitos mine at Guanajuato, as follows:

		Bolanitos Drill Results
Hole	Vein	From	Core Length	True Width	Silver	Gold	Ag Eq.
		(m)	(m)	(m)	(g/t)	(g/t)	(o/t)

BSV-1*	FW Bolanitos Vein	201.20	2.65	2.03	126	1.36	6.6
BSV-2*	FW Bolanitos Vein	252.05	3.45	2.27	178	0.48	6.2
BSV-3	Bolanitos Vein	155.25	6.00	5.80	166	5.54	17.0
	Including	157.05	2.00	1.93	239	11.45	32.0
BSV-5	HW Bolañitos Vein	133.5	3.05	1.53	208	6.48	20.2
	Bolañitos Vein	243.85	0.90	0.69	307	3.83	17.3
BSV-7	Mineralized Zone	278.40	0.90	0.64	323	1.36	12.4
BSV-8	Bolanitos Vein	129.15	7.05	6.39	204	0.92	8.0
	Including	128.15	0.45	0.41	854	1.09	27.3

BUV-2*	Santa Maria Vein	71.80	1.20	0.42	544	0.52	17.0
BUV-4*	Santa Maria Vein	75.35	2.00	1.73	345	0.48	11.1
BUV-5	HW Bolanitos Vein	116.15	2.65	1.87	184	0.51	6.5
BUV-6	HW Bolanitos	196.10	1.20	0.92	254	0.19	7.8
BUV-7	Santa Maria	102.70	3.40	2.34	537	0.56	16.9
BUV-9	Bolanitos Vein	383.70	0.90	0.64	1,015	1.60	33.1

SJS-1*	Unnamed Vein	184.95	1.00	0.59	661	0.07	19.4
	San José Vein Zone	197.45	1.90	0.84	1147	1.33	36.4
	Lucero Vein	203.95	1.40	0.73	315	0.39	10.0
	Lucero Vein	226.00	9.50	3.62	374	3.14	17.8
	Including	229.05	0.60	0.39	1160	3.97	42.5
	Including	234.45	0.60	0.39	917	15.6	60.8
SJS-2	Lucero Vein	293.70	5.35	1.89	23	2.54	6.2
SJS-5	San Jose Vein	303.00	1.80	1.27	309	0.32	9.7

Silver-Equivalents based on 75:1 Ag:Au ratio.			* Previously announced results.

Endeavour is currently mining ore from the Bolanitos and Santa Maria veins at the operating Bolanitos mine. The new high grade drill intercepts in the Bolanitos and Santa Maria veins are close to existing mine workings and they can be readily accessed for mining by extending the existing ramps a short distance.

To see the Bolanitos drill hole location map, please click here.

The SJS drill holes are important because they intersected the brand new, well-mineralized Lucero vein in the footwall to the main San Jose vein (previously mined by Industrias Penoles) that dips in the opposite direction to the San Jose vein.  The Lucero vein was previously undiscovered but Endeavour’s drill intercepts are close to existing mine workings so a crosscut has already been driven over to the Lucero vein and drifts have now progressed along the vein about 9 m in each direction.

To view the Guanajuato Mines Project, please click here.

At 9.0 m to the northwest, underground sampling in the Lucero vein returned 1,048 gpt silver and 2.7 gpt gold over 2.1 m width (36.5 opt silver equivalent over 6.9 ft), and at 9.7 m to the southeast, underground sampling assayed 338 gpt silver and 1.9 gpt gold over 2.7 m width (14.0 opt silver equivalent over 8.9 ft).  The southeast heading has another 20 m to go in order to reach drill hole SJS-1.  This area will be in production starting in December.

An updated NI 43-101 reserve and resource estimate is planned for the Guanajuato mine project after year-end and will include each of the new discovery areas.  Mine production has been rising sharply since June and is on track to reach the plant capacity of 500 tonnes per day as scheduled by year-end.

Barry Devlin, M.Sc., P.Geo. Vice President Exploration is the Qualified Person who reviewed this news release and supervised the surface drilling and sampling programs at the Parral, Guanacevi and Guanajuato Projects.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All core samples are split at the Parral, Guanajuato, or Guanacevi field offices and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato state, coupled with the Company’s acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.